VIA EDGAR

March 19, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention: Scott Anderegg

Re: Zoomcar Holdings, Inc.

Registration Statement on Form S-1

Filed on February 5, 2024

File No. 333-276859

Ladies and Gentlemen:

Zoomcar Holdings, Inc. (“we”, “us”, “our” and the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on February 29, 2024, relating to the Registration Statement on Form S-1, filed by the Company with the Commission on February 5, 2024 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comment have been made in Amendment No. 1 to the Registration Statement, which has been filed with the Commission contemporaneously with the submission of this letter.

Form S-1 filed on February 5, 2024

Prospectus Cover Page, page i

1.	Please disclose the exercise price(s) of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

The Company respectfully advises the Staff that the Company is not registering for resale in the Registration Statement any warrants or any shares issuable upon exercise of warrants. Notwithstanding the foregoing, the Company has revised pages 5, 12, 42 and 131 of the Registration Statement to disclose that the outstanding warrants that have been issued by the Company as of the date of the Registration Statement are out of the money and that any cash proceeds associated with the exercises of those warrants are dependent on the Company’s stock price. The Company has further revised pages 8, 11 and 57 of the Registration Statement to update the discussion on the ability of the Company to fund its operations on a prospective basis as of December 31, 2023 and as of March 1, 2024 based on cash on hand.

2.	We note the significant number of redemptions of your common stock in connection with your business combination and your disclosure that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that a significant portion of the shares being registered for resale issuable to ACM Zoomcar Convert LLC could be purchased by the selling securityholders for prices considerably below the current market price of the common stock. Please highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

The Company has revised the cover page and pages 4 and 44 of the Registration Statement to clarify that the Company will not receive any proceeds from the conversion of the ACM Zoomcar Convert LLC promissory note by ACM Zoomcar Convert LLC. The Company has also modified the disclosure on the cover page and pages 11 and 12 of the Registration Statement to further highlight the impact that sales by the Selling Holders could have on the public trading price of the Company’s common stock.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

3.	In light of the significant number of redemptions and the likelihood that the company will not receive significant proceeds from conversion of the ACM Zoomcar Convert LLC promissory note because of the disparity between the conversion price of the note and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Reference is made to the Company’s responses to Comment #1 and Comment #2. The Company has updated the Registration Statement to provide further information regarding the conversion of the ACM Zoomcar Convert LLC promissory note. The Company has revised Registration Statement to expand the discussion of the Company’s capital resources as of December 31, 2023 and as of March 1, 2024 to address any changes in the company’s liquidity position since the business combination.

4.	We note that the projected revenues for 2023 were $21.6 million, as set forth in the analysis of financial advisors and in connection with the evaluation of the Business Combination. We also note that your actual revenues for the year ended March 31, 2023 were $8.8 million. It appears that you will miss your 2023 revenue projection. Similarly, the financial analysis projected gross books for year end as 64,700 and the actual result was 33,160. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Reference is made to the Company’s response to Comment #1. The Company has revised the Registration Statement to provide updated information about the Company’s financial position as of December 31, 2023 and as of March 1, 2024 and to update the risks to the business operations and liquidity in light of these circumstances.

General

5.	Please revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, and the prices that ACM Zoomcar Convert LLC will pay upon the conversion of a promissory note, and the price that the public securityholders acquired their shares and warrants. Disclose that while ACM Zoomcar Convert LLC may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

The Company has revised page 4 of the Registration Statement to highlight the difference in the current trading price of the Company’s common stock and the prices that ACM Zoomcar Convert LLC will be able to convert its note. The Company has also revised page 11 of the Registration Statement to disclose the potential profit and effective loss that the selling securityholders will earn based on the current trading price and to update the risk factor disclosure to further highlight the same.

* * *

We thank the Staff for its review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Matthew Bernstein, Esq. of Ellenoff Grossman & Schole LLP, at mbernstein@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

Zoomcar Holdings, Inc.

By:	/s/ Greg Moran
Name:	Greg Moran
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

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